

May 15, 2014

Via E-mail
Mr. Simon Dingemans
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex
TW8 9GS England

      Re: GlaxoSmithKline plc
              Form 20-F for Fiscal Year Ended December 31, 2013
              Filed February 28, 2014
              File No. 001-15170

Dear Mr. Dingemans:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 15,1
Financial Review 2013
Total results
Costs of Sales, page 66

1. Your gross profit as a percentage of turnover decreased from 72% in 2011 to 70% in 2012 and 67.6% in 2013. Please point us to disclosure in your filing that discusses whether or not this trend is reasonably likely to continue in the future and why or why not, or tell us why disclosure is not necessary.

Taxation, page 67

2. Please refer to the decrease in your effective tax rate from 29.1% for 2012 to 15.3% for 2013. Tell us whether the non-cash deferred tax charges of £422 million in 2012 and deferred tax credits of £393 million in 2013 account for the 6.3% increase and 5.6% decrease in the rate reconciliation in Note 14, Taxation, to your consolidated financial statements on page 152 in 2012 and 2013, respectively. Also, please provide us an analysis, for each year, that more precisely explains the nature of these items, the reason that they impact the effective tax rate and the extent to which future periods could be impacted.

Item 8. Financial Information
Notes to Consolidated Financial Statements
40 Commitments
Contractual Obligations and Commitments, page 187

3. Please refer to your commitments related to intangible assets totaling £7.1 billion as of December 31, 2013, which are "dependent upon successful clinical development or on meeting specified sales targets" and provide us the following information:
    *   Separately quantify for us the portion of the £7.1 billion that represents clinical development versus specified sales targets.
    *   Summarize for us your accounting policies for recognizing these commitments, the amount of commitments recognized during 2011, 2012 and 2013 and where in your financial statements these amounts are classified.
    *   Summarize for us other amounts and their nature and financial statement classification recognized in 2011, 2012 and 2013 underlying the arrangements for these commitments.
    Where appropriate reference for us the authoritative literature you relied upon to support your accounting and classification.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant